February 28, 2008

VIA U.S. MAIL AND FAX (650)364-1665

Michael R. Burwell
General Partner
Redwood Mortgage Investors VIII
900 Veterans Blvd, Suite 500
Redwood City, CA 94063

  Re: Redwood Mortgage Investors VIII
    Form 10-K for Fiscal Year Ended
    December 31, 2006
    Filed March 30, 2007
    Form 10-Q for Quarterly Period Ended
    September 30, 2007
    Filed November 14, 2007
    File No. 000-27816

Dear Mr. Burwell:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Kevin Woody
        Accounting Branch Chief